FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2003

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ✓       Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                   ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis

(Registrant)

Date: 24th July, 2003	Apostolos Tamvakakis Deputy Governor

PRESS RELEASE

2003 First-Half Results

Athens, 24 July 2003

National Bank of Greece announced today the results for the six-month period ended 30 June 2003.

NBG Group profit before tax and after minorities totaled €260.6 million. This strong performance highlights the positive trend of the Group’s overall profitability. Specifically:

•	The Group’s profit before tax increased by 14% vis-à-vis H1 2002. This is particularly significant given that the improvement relates almost exclusively to recurring income. This bodes well for progress in the future.

•	Improved profitability is underscored by the fact that in H1 2003 the Group’s core profit (before trading gains and extraordinary income) totaled €183.5 million, up 88% on H1 2002.

•	Profitability was also stronger in Q2 2003, with the second quarter’s profit before tax reaching €148.6 million, up 33% on Q1, reinforcing the positive trend observed in the Q1 results.

This improvement in the Group’s performance stems from the broadening of core operating income, and in particular, the sustained expansion of retail banking and lending to SMEs. The key factors contributing to these results are outlined below:

•	Group net interest income amounted to €640.8 million, up 12.8% on H1 2002. It was also higher relative to Q1 2003 (up 3%). This reflects the Group’s successful strategy in expanding into higher-yielding portfolios.

•	Group interest margin in H1 2003 rose to its highest level of the past three years (263 basis points), thus showing a marked improvement vis-à-vis H1 2002 (235 bp) and full -year 2002 (243 bp).

•	Commission income on a consolidated basis totaled €199.2 million, up 11.5% vis-à-vis H1 2002, primarily due to the expansion of retail banking activity and increased commission income from investment banking. Net commissions in Q2 2003 grew by 16.8% as against Q1 2003.

•	Alongside the expansion of Group operating income (up 10.9%), there was also a substantial improvement in its composition, with core operating income representing over 93.3% of the total, compared with 91.3% in 2002 H1.

•	Growth in operating income was such as to offset the significant reduction in trading gains (down 16.6%) and extraordinary income (down 71.7%). As a result, overall profitability was higher than in H1 2002.

Containment of Group operating expenses to their H1 2002 levels was a key factor contributing to profitability. Group operating expenses rose fractionally relative to H1 2002 (up 0.5%), while in Q2 2003 they in fact declined by 0.2% compared with Q1 2003. This containment of operating expenses is underscored by the following:

•	Staff costs in H1 2003 fell by 1.9% relative to H1 2002. This was achieved through the substantial reduction, by 5.6%, in the number of staff in the Bank and its subsidiaries abroad in 2002, a move that is feeding through to the current year’s results.

•	As a result of consistent efforts to contain costs, administrative expenses fell by 0.2% relative to H1 2002, while q-o-q the reduction is 6.7%.

The systematic reduction of all cost factors has led to a further improvement in the Group’s efficiency ratio to 65.5% in H1 2003 compared with 70.7% in H1 2002 and 71.7% for full-year 2002. The steady improvement in the efficiency ratio is just as evident if trading gains are excluded (H1 2003: 70.2%, H1 2002: 77.4%).

Total Group loans as at the end of June 2003 amounted to €21.4 billion, up 10% on an annual basis.

Regarding corporate loans, the quality of the portfolio continues to be particularly satisfactory. At the same time, loans to large private corporations are expanding at an annualized rate of 8%. Similarly, lending to medium-sized enterprises is growing at a pace of 24% annually, reflecting the steadily expanding customer base of the Bank in this sector.

Retail banking, which includes lending to professionals, continues to register strong growth. Indeed, disbursements of consumer loans increased by 24% relative to H1 2002, while consumer loan and credit card balances grew by around 18% on an annualized basis.

Similarly, the annual growth in mortgage lending was 16%, while disbursements of new mortgage loans rose by 25% relative to H1 2002. Moreover, lending to professionals experiences an impressive growth rate above 50% on an annualized basis.

The Group’s strong performance in loan origination has been accompanied by a further improvement in the quality of the loan portfolio. Loans in arrears, net of provisions, represent just 1.7% of the total loan portfolio at the end of June 2003, compared with 2.0% at the end of 2002, reflecting the steady improvement in the underwriting process.

Despite the decline in interest rates, sight and savings deposits have grown by 1% from the beginning of the year. Within the Bank’s policy to offer alternative investment products, the decline in time deposits and retail repos by 8.9% (or €1.1 billion) was offset by the successful effort to increase the Group’s mutual fund assets, by 51.6% or €2.2 billion, over the same period. This development has led to a broadening of the Group’s market share in mutual funds from 16.7% at the end of 2002 to 22% at the end of June 2003. Thus, total funds under management (deposits, repos and mutual funds) amount to €45.4 billion, up 3.1% during the six-month period.

Finally, Group profits also benefited substantially from the contribution of the Group’s international network, whose profits after minorities reached €59.7 million, or 23% of Group profit in H1 2003. In Q2 2003, the profits of the Group’s international network stood at €40.8 million, up 116% relative to Q1 2003. This trend reflects the Group’s endeavor to grow its business in markets outside Greece, an endeavor that has paid off despite the slide in the euro/ dollar exchange rate and the adverse global economic environment.

On the back of the results outlined above, the Group’s pre-tax return on equity showed a strong improvement, rising from 14.3% in 2002 to 20.6%, while return on assets improved from 66 bp in 2002 to 99 bp in H1 2003.

The Group’s capital base continues to be strong. Following the recent (11 July 2003) successful completion of the €350 million hybrid Tier-1 note issue, the Tier-1 Capital Adequacy Ratio of the Group is estimated, on provisional data, at 9.4% and the Total Capital Adequacy Ratio at 12.5%.

Group income statement

€ millions	30.6.03	30.6.02	± %	2Q.03	1Q.03	± %

Net interest income	640.8	568.0	+12.8%	325.3	315.5	+3.1%
Dividend income	11.9	11.2	+6.3%	6.8	5.1	+33.3%
Net commission income	180.6	167.3	+7.9%	97.3	83.3	+16.8%
Other operating income	13.0	16.5	-21.2%	7.1	5.9	+20.3%

Operating income	846.3	763.0	+10.9%	436.5	409.8	+6.5%
Trading gains	60.5	72.5	-16.6%	28.0	32.5	-13.8%

Total income	906.8	835.5	+8.5%	464.5	442.3	+5.0%
Staff costs	(357.5)	(364.3)	-1.9%	(180.7)	(176.8)	+2.2%
Other administrative expenses	(149.0)	(149.3)	-0.2%	(71.9)	(77.1)	-6.7%
Depreciation	(87.4)	(77.1)	+13.4%	(44.0)	(43.4)	+1.4%
Provisions	(67.4)	(71.8)	-6.1%	(33.2)	(34.2)	-2.9%

	245.5	173.0	+41.9%	134.7	110.8	+21.6%
Minority interests	(1.5)	(2.8)	-46.4%	(2.2)	0.7	—

Profit before tax and extraordinaries	244.0	170.2	+43.4%	132.5	111.5	+18.8%
Extraordinary income	16.6	58.6	-71.7%	16.1	0.5	+3120%

Profit before tax	260.6	228.8	+13.9%	148.6	112.0	+32.7%

Group commission income

€ millions	30.6.03	30.6.02	± %	2Q.03	1Q.03	± %

Retail (1)	76.2	63.7	+19.6%	40.6	35.6	+14.0%
Corporate (2)	31.7	32.5	-2.5%	16.3	15.4	+5.8%
Asset management	17.4	14.9	+16.8%	8.9	8.5	+4.7%
Other (3)	47.0	48.3	-2.7%	24.0	23.0	+4.3%
Investment and capital markets (4)	26.9	19.3	+39.4%	16.9	10.0	+69.0%

Total income	199.2	178.7	+11.5%	106.7	92.5	+15.4%
Total expenses	(18.6)	(11.4)	+63.2%	(9.4)	(9.2)	+2.2%

Net commission income	180.6	167.3	+7.9%	97.3	83.3	+16.8%

(1)Commissions on mortgages and consumer loans, credit cards, deposit account charges, and communications charges.
(2) Commissions on corporate loans, letters of guarantee, imports-exports and corporate account charges.
(3) Commissions on money transfers, foreign exchange transactions and other intermediation.
(4) Commissions on custodian services, brokerage and IPO fees.

Group trading gains

€ millions	30.6.03	30.6.02	± %	2Q.03	1Q.03	± %

Bond trading and hedging	43.2	70.8	-39.0%	12.9	30.3	-57.4%
Derivatives hedging	3.3	(5.8)	—	5.5	(2.2)	—
FX trading	15.1	10.0	+51.0%	4.6	10.5	-56.2%
Equity trading	1.4	(0.2)	—	6.3	(4.9)	—
Trading expenses	(2.5)	(2.3)	+8.7%	(1.3)	(1.2)	+8.3%

Total	60.5	72.5	-16.6%	28.0	32.5	-13.8%

Group loans

€ millions	30.6.03	31.12.02	± %

Portfolios:
Corporate loans	11 670.8	11 515.9	+1.3%
Lending to professionals	676.1	530.2	+27.5%
Consumer loans	1 530.7	1 398.0	+9.5%
Credit cards	1 128.7	1 046.7	+7.8%
Mortgages	6 387.0	5 900.5	+8.2%

Total loans	21 393.3	20 391.3	+4.9%
Corporate bonds	2 148.7	2 667.9	-19.5%

Total loans and corporate bonds (before provisions)	23 542.0	23 059.2	+2.1%
Provisions	(1 048.0)	(1 012.0)	+3.6%

Total loans and corporate bonds	22 494.0	22 047.2	+2.0%

Breakdown of loans:
Performing	19 985.6	18 964.9	+5.4%
Non-performing (1)	1 407.7	1 426.4	-1.3%

Total	21 393.3	20 391.3	+4.9%

Loan portfolio ratios:
NPLs/ Gross loans	6.6%	7.0%
Net NPLs/ Gross loans	1.7%	2.0%
Provision coverage	74.4%	70.9%

NBG disbursements:	30.6.03	30.6.02	± %

Mortgages	715.6	572.6	+25.0%
Consumer loans	413.7	333.0	+24.2%

(1)	Under its accounting policies, the Bank classifies as non-performing consumer loans and credit card balances with overdue interest and/or principal for 100 days and over. Business loans and mortgages are classified as non-performing after 180 days.

Total funds under management (Group)

€ millions	30.6.03	31.12.02	± %

Deposits	37 296.2	37 372.0	-0.2%
Repos	1 702.0	2 454.5	-30.7%
Mutual funds	6 415.0	4 232.0	+51.6%

Total	45 413.2	44 058.5	+3.1%

Key Group ratios

	30.6.2003	30.6.2002	2002

Net interest margin (NIM)	2.63%	2.35%	2.43%
Return on average assets (ROAA)	0.99%	0.87%	0.66%
Return on average equity (ROAE)	20.6%	19.2%	14.3%
Efficiency (cost/income)	65.5%	70.7%	71.7%
Efficiency (excluding trading gains)	70.2%	77.4%	75.3%

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 30 JUNE 2003 (P.D. 360/85)
(In thousand euro)

ASSETS	30.06.2003			30.06.2002

1. Cash in hand, balances with central banks			1,291,223			1,343,966
2. Treasury bills and other bills eligible for refinancing with central banks:
(a) Treasury bills and similar securities			101,602			73,787
3. Loans and advances to credit institutions:
(a) Repayable on demand		33,649			23,365
(b) Other loans and advances		5,013,448			8,975,800
(c) Reverse Repos		4,847,529	9,894,626		3,527,005	12,526,170

4. Loans and advances to customers		19,063,821			16,741,675
Less: Provisions for doubtful debts		(880,977)	18,182,844		(811,816)	15,929,859

5. Debt securities including fixed-income securities:
(a) Government		11,358,641			11,838,147
(b1) Corporates		2,013,769			2,231,349
(b2) Other issuers		41,078	13,413,488		131,999	14,201,495

6. Shares and other variable-yield securities			270,158			402,940
7. Participating interests			303,650			297,148
8. Shares in affiliated undertakings			1,606,190			1,699,679
9. Intangible assets
(a) Establishment and formation expenses		4,905			3,732
(c) Other intangible assets		331,694			211,754
Less : Amortisation of intangible assets as at 30.6		(135,247)	201,352		(129,389)	86,097

10. Tangible assets
(a) Land		268,771			169,161
(b) Buildings	463,882			271,030
Less: Depreciation of buildings as at 30.6	(220,123)	243,759		(194,843)	76,187

(c) Furniture, electronic & other equipment	265,181			254,420
Less: Depreciation of furniture, electronic & other equipment as at 30.6	(203,327)	61,854		(178,325)	76,095

(d) Other tangible assets	10,882			9,895
Less: Depreciation of other tangible assets as at 30.6	(7,004)	3,878		(6,403)	3,492

(e) Fixed assets under construction and advances		29,814	608,076		24,789	349,724

12. Own shares			283			1,387
13. Other assets			490,363			602,541
14. Prepayments and accrued income			117,368			141,920

TOTAL ASSETS			46,481,223			47,656,713

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 30 JUNE 2003 (P.D. 360/85)
(In thousand euro)

LIABILITIES	30.06.2003		30.06.2002

1. Amounts owed to credit institutions:
(a) Repayable on demand	318,042		92,701
(b) Time and at notice	3,436,402		2,625,676
(c) Repos	2,829,012	6,583,456	2,583,486	5,301,863

2. Amounts owed to customers:
(a) Deposits	33,970,691		34,607,824
(b) Other liabilities	209,336		316,309
(c) Repos	1,707,330	35,887,357	3,204,487	38,128,620

3. Debts evidenced by certificates:
(a) Debt securities in issue	1,414		1,551
(b) Other	22,405	23,819	38,156	39,707

4. Other liabilities		699,671		860,587
5. Accruals and deferred income		60,267		84,104
6. Provisions for liabilities and charges:
(a) Provisions for staff pensions and similar obligations	4,433		1,339
(b) Provisions for taxation	4,353		4,851
(c) Other provisions	9,470	18,256	9,451	15,641

6A. Provisions for general banking risks		5,761		6,906
7. Subordinated liabilities		750,000		750,000
Shareholders’ Equity:
8. Paid-up capital	1,147,761		1,026,362
9. Share premium account	32,393		35,970
10. Reserves	825,148		930,079
11. Fixed assets revaluation reserve	11,079		86,463
11a. Fixed asset investment subsidy	—		121
12. Retained earnings	223,170	2,239,551	186,516	2,265,511

13. Profit before tax for the period 1.1 - 30.6		213,085		203,774

TOTAL LIABILITIES		46,481,223		47,656,713

OFF- BALANCE SHEET ITEMS
1. Contingent liabilities		21,725,427		19,819,948
2. Commitments arising on sale and repurchase agreements		22		56
3. Other off-balance sheet items		26,712,078		27,067,679

TOTAL OFF- BALANCE SHEET ITEMS		48,437,527		46,887,683

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 30 JUNE 2003 (P.D. 360/85)
(In thousand euro)

PROFIT AND LOSS ACCOUNT	30.06.2003			30.06.2002

1. Interest receivable and similar income:
- Interest income from fixed-income securities	279,734			351,442
- Other interest and similar income	848,475	1,128,209		837,570	1,189,012

2. Interest payable and similar charges		(598,392)	529,817		(729,157)	459,855

3. Income from securities:
(a) Income from shares and other variable-yield securities	1,294			769
(b) Income from participating interests	4,918			3,792
(c) Income from shares in affiliated undertakings	10,809	17,021		17,197	21,758

4. Commissions receivable		139,478	156,499		128,919	150,677

			686,316			610,532
5. Commissions payable			(30,106)			(18,580)

			656,210			591,952
6. Net profit on financial operations		52,077			75,788
7. Other operating income		7,692	59,769		7,688	83,476

			715,979			675,428
8. General administrative expenses:
(a) Staff costs
- Wages and salaries	(199,478)			(201,071)
- Social security costs	(73,835)			(75,700)
- Other charges	(26,862)	(300,175)		(26,998)	(303,769)

(b) Other administrative expenses
- Taxes and duties	(15,962)			(15,881)
- Service fees	(41,409)			(37,638)
- Other fees to third parties	(45,078)	(102,449)	(402,624)	(45,979)	(99,498)	(403,267)

			313,355			272,161
9. Fixed assets depreciation		(41,594)			(43,312)
10. Other operating charges		(6,236)	(47,830)		(7,389)	(50,701)

Profit on ordinary activities before provisions			265,525			221,460
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(62,000)			(58,000)

Profit on ordinary activities before tax			203,525			163,460
15. Extraordinary income		6,948			12,119
16. Extraordinary charges		(4,252)			(3,604)
17. Extraordinary profit		6,864	9,560		31,799	40,314

18. Profit (before tax)			213,085			203,774

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 30 JUNE 2003 (P.D. 360/85)
(In thousand euro)

NOTES:	1. In the first half of 2003, National Bank of Greece S.A. issued 23 187 099 new ordinary shares, increasing its share capital by € 104 342 thousand, through capitalization of reserves and fixed assets revaluation reserve of an equal amount.
2. The fixed assets of the Bank are free of charges or encumbrances as at 30.06.2003.
3. Capital expenditure in real estate in the first six months of 2003 amounted to € 21 628 thousand.
4. The total number of persons employed by the Bank in Greece and abroad as at 30.06.2003 was 14 631.
5. The accounting principles followed are similar to those of the preceding accounting period of 2002. The 30.06.2003 and 30.06.2002 financial statements are compiled on the basis of provisional trial balances.
6. The comparatives of 30.06.2002 do not include the financial position of ETEBA S.A. and NBG France, which merged with the Bank through absorption on 20.12.2002 and 5.12.2002 respectively.
7. Certain items in the financial statements of 30.06.2002 were reclassified in order to be comparable with the corresponding items in the financial statements of 30.06.2003.
8. According to the four-digit codification of National Industry Classification Code (NICC), the total revenues of the Bank are classified under caption 651.9 “Activities of other intermediary monetary organisations”.

Athens, 23 July 2003

THE CHAIRMAN OF THE BOARD AND GOVERNOR	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT

THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITOR’S REPORT

To the Board of Directors of National Bank of Greece S.A.
We have carried out the audit required by the provisions of article 6 of P.D. 360/1985, as amended by article 90 of Law 2533/1997, applying the audit procedures that we considered necessary based on the principles and rules established by the Institute of Certified Public Accountants, to determine whether the above financial statements of the National Bank of Greece S.A. for the period from 1.1.2003 through 30.06.2003, are free of any errors or omissions which materially affect the asset structure and financial position of the Bank and the reported profit for the period. As part of our audit, we also considered the results of operations of the branches of the Bank. Local auditors audit branches located outside Greece. We were given access to all books and records of the Bank and we were provided all necessary information and clarifications, which we requested. The Bank has complied with the provisions of the Greek Banking Chart of Accounts. There was no change in the valuation methods applied by the Bank. Based on our audit work performed and the relevant prevailing legislation and accounting principles followed by the Bank, we have determined that the above six monthly financial statements which derive from the Bank’s books and records, are free of any errors or omissions which materially affect the asset structure and financial position of the National Bank of Greece S.A. as at 30.06.2003, as well as the results for the period then ended. There was no change in the accounting policies compared with those of the corresponding period of the prior year.

Athens, 24 July 2003
CERTIFIED PUBLIC ACCOUNTANTS AUDITORS

SPYROS D. KORONAKIS Reg. No 10991	GEORGIOS E. KIRBIZAKIS Reg. No 16181	GEORGE D. CAMBANIS Reg. No 10761

SOL S.A. CPA	DELOITTE & TOUCHE

(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2003 (P.D. 360/85)
(In thousand euro)

ASSETS	30.06.2003			30.06.2002

1. Cash in hand, balances with central banks			1,485,250			1,602,657
2. Treasury bills and other bills eligible for refinancing with central banks
(a) Treasury bills and similar securities			129,052			116,903
3. Loans and advances to credit institutions
(a) Repayable on demand		49,360			78,656
(b) Other loans and advances		5,226,717			8,703,589
(c) Reverse Repos		5,007,474	10,283,551		3,768,153	12,550,398

4. Loans and advances to customers		21,583,773			19,773,311
Less: Provisions for doubtful debts		(1,047,996)	20,535,777		(1,027,419)	18,745,892

5. Debt securities including fixed-income securities
(a) Government		11,634,132			12,793,880
(b1) Corporates		2,148,698			2,515,276
(b2) Other issuers		1,270,816	15,053,646		955,130	16,264,286

6. Shares and other variable-yield securities			592,226			616,326
7. Participating interests			317,406			322,195
8. Shares in affiliated undertakings			923,031			908,083
9. Intangible assets
(a) Establishment and formation expenses		7,887			7,284
(b) Goodwill		30,331			36,491
(c) Other intangible assets		397,692			250,966
Less: Amortisation of intangible assets as at 30.6		(160,015)	275,895		(146,337)	148,404

10. Tangible assets
(a) Land		306,132			209,307
(b) Buildings	605,475			400,013
Less: Depreciation of buildings as at 30.6	(248,620)	356,855		(228,684)	171,329

(c) Furniture, electronic & other equipment	418,349			386,234
Less: Depreciation of furniture, electronic & other equipment as at 30.6	(291,074)	127,275		(250,905)	135,329

(d) Other tangible assets	267,423			192,159
Less: Depreciation of other tangible assets as at 30.6	(106,208)	161,215		(80,103)	112,056

(e) Fixed assets under construction and advances		43,007	994,484		55,910	683,931

12. Own shares			179,171			166,016
13. Other assets			586,940			730,395
14. Prepayments and accrued income			145,381			180,115

TOTAL ASSETS			51,501,810			53,035,601

(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2003 (P.D. 360/85)
(In thousand euro)

LIABILITIES	30.06.2003		30.06.2002

1. Amounts owed to credit institutions
(a) Repayable on demand	326,303		99,193
(b) Time and at notice	3,542,021		2,819,894
(c) Repos	3,636,322	7,504,646	3,024,228	5,943,315

2. Amounts owed to customers
(a) Deposits	37,296,184		38,536,895
(b) Other liabilities	217,695		336,731
(c) Repos	1,702,006	39,215,885	3,115,369	41,988,995

3. Debts evidenced by certificates
(a) Debt securities in issue	7,356		7,478
(b) Other	22,405	29,761	120,036	127,514

4. Other liabilities		1,028,460		1,438,347
5. Accruals and deferred income		108,710		111,894
6. Provisions for liabilities and charges
(a) Provisions for staff pensions and similar obligations	24,213		23,820
(b) Provisions for taxation	4,470		5,136
(c) Other provisions	13,250	41,933	21,776	50,732

6A. Provisions for general banking risks		5,761		9,141
7. Subordinated liabilities		750,000		750,000
Shareholders’ Equity:
8. Paid-up capital	1,147,761		1,026,362
9. Share premium account	32,393		35,970
10. Reserves	1,113,040		1,195,510
11. Fixed asset revaluation reserve	14,874		90,686
11a. Fixed asset investment subsidy	500		621
12. Retained earnings	254,119		314,297
13. Consolidation differences	(144,887)		(339,656)
14. Minority interests	136,754	2,554,554	60,299	2,384,089

Group profit before tax for the period 1.1 - 30.6	260,633		228,782
Minority profit before tax	1,467	262,100	2,792	231,574

TOTAL LIABILITIES		51,501,810		53,035,601

OFF-BALANCE SHEET ITEMS
1. Contingent liabilities		22,107,451		20,208,585
2. Commitments arising on sale and repurchase agreements		22		56
3. Other off-balance sheet items		30,798,176		31,944,320

TOTAL OFF-BALANCE SHEET ITEMS		52,905,649		52,152,961

(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2003 (P.D. 360/85)
(In thousand euro)

PROFIT AND LOSS ACCOUNT	30.06.2003			30.06.2002

1. Interest receivable and similar income:
- Interest income from fixed-income securities	308,050			396,819
- Other interest and similar income	976,601	1,284,651		962,270	1,359,089

2. Interest payable and similar charges		(643,818)	640,833		(791,133)	567,956

3. Income from securities:
(a) Income from shares and other variable-yield securities	5,172			3,093
(b) Income from participating interests	5,025			5,793
(c) Income from shares in affiliated undertakings	1,745	11,942		2,297	11,183

4. Commissions receivable		199,202	211,144		178,729	189,912

			851,977			757,868
5. Commissions payable			(18,575)			(11,409)

			833,402			746,459
6. Net profit on financial operations		60,479			72,504
7. Other operating income		12,953	73,432		16,506	89,010

			906,834			835,469
8. General administrative expenses:
(a) Staff costs
- Wages and salaries	(243,636)			(247,930)
- Social security costs	(79,694)			(82,004)
- Other charges	(34,223)	(357,553)		(34,354)	(364,288)

(b) Other administrative expenses
- Taxes and duties	(20,915)			(20,452)
- Service fees	(61,345)			(59,306)
- Other fees to third parties	(60,212)	(142,472)	(500,025)	(61,593)	(141,351)	(505,639)

			406,809			329,830
9. Fixed assets depreciation		(87,352)			(77,127)
10. Other operating charges		(6,533)	(93,885)		(7,902)	(85,029)

Profit on ordinary activities before provisions			312,924			244,801
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(67,435)			(71,809)

Profit on ordinary activities before tax			245,489			172,992
15. Extraordinary income		12,086			22,555
16. Extraordinary charges		(5,448)			(6,567)
17. Extraordinary profit		9,973	16,611		42,594	58,582

18. Profit before tax and minority interests			262,100			231,574
Minority interests			(1,467)			(2,792)

Profit before tax			260,633			228,782

(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2003 (P.D. 360/85)
(In thousand euro)

NOTES:
A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) “Diethniki” Mutual Fund Management S.A., 7) National Investment Company S.A., 8) “National” Mutual Fund Management S.A., 9) “Ethniki Kefalaiou” Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) “Ethniki” Leasing S.A., 12) National Regional Development Co. of Northern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc, 15) National Securities Co (Cyprus) Ltd, 16) Interlease AD (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria AD, 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania, 24) “Ethniki” Venture Capital Management S.A., 25) Stopanska Banka AD Skopje, 26) United Bulgarian Bank, 27) ETEBA Advisory SRL, 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBG International Jersey Ltd, 33) NBG Luxembourg Holding, 34) NBG Luxfinance Holding S.A., 35) NBG Asset Management S.A.S., 36) NBG International Asset Management S.A.S., 37) Innovative Ventures S.A. Of the companies included in the consolidated financial statements as at 30.06.2002, Banque Nationale de Grece (France) and National Investment Bank for Industrial Development S.A. (ETEBA) merged through absorption with National Bank of Greece S.A., in accordance with the provisions of Law 2515/1997. National Investment Company S.A. previously included in the consolidated financial statements with the equity method of accounting was fully consolidated as at 30.06.2003. The company referred to under item 37 was consolidated for the first time on 31.12.2002.
B) The fixed assets of the NBG Group are free of liens or encumbrances as at 30.06.2003.
C) The total number of persons employed by the Group as at 30.06.2003 was 20 107.
D) The accounting principles followed by NBG Group are similar to those of the preceding accounting period.
E) Certain items in 30.06.2002 were reclassified so as to be comparable with the corresponding items of 30.06.2003.
F) The balances denominated in foreign currency have been translated into euro at the prevailing exchange rate as at 30.06.2003.
G) In the first half of 2003, National Bank of Greece S.A. issued 23 187 099 new ordinary shares, increasing its share capital by € 104 342 thousand, through capitalization of reserves and fixed assets revaluation reserve of an equal amount.

Athens, 23 July 2003

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT

THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS’ REPORT

To the Board of Directors of National Bank of Greece S.A.

We have carried out the audit required by the provisions of article 6 of P.D. 360/1985, as amended by article 90 of Law 2533/1997, applying the audit procedures that we considered necessary based on the principles and rules established by the Institute of Certified Public Accountants, to determine whether the above consolidated financial statements of the National Bank of Greece S.A. and its financial sector subsidiaries for the period from 1.1.2003 through 30.06.2003, are free of any errors or omissions which materially affect the consolidated asset structure and financial position and the reported profit for the period of the National Bank of Greece and its subsidiaries included in the consolidation. Subsidiary companies included in the consolidated financial statements representing 13,2% and 18,1% of the total assets and operations respectively, are audited by other auditors, upon whose reports we have relied. Based on our audit work performed and the relevant prevailing legislation and accounting principles followed by the Bank, we have determined that the consolidated financial statements have been prepared in accordance with the provisions of Codified Law 2190/1920 and are free of any errors or omissions which materially affect the consolidated asset structure and financial position of the National Bank of Greece Group as at 30.06.2003, as well as the results for the period then ended. There was no change in the accounting policies compared with those of the corresponding period of the prior year.

Athens, 24 July 2003
CERTIFIED PUBLIC ACCOUNTANTS AUDITORS

SPYROS D. KORONAKIS Reg. No 10991	GEORGIOS E. KIRBIZAKIS Reg. No 16181	GEORGE D. CAMBANIS Reg. No 10761

SOL S.A. CPA	DELOITTE & TOUCHE